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Exhibit 99.7

news release

FALCONBRIDGE ENACTS SHAREHOLDER RIGHTS PLAN
TO PREVENT CREEPING TAKEOVER

Toronto, Ontario — March 21, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) announced today that the Company has enacted a new shareholder rights plan, effective immediately. This plan is designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The plan will also provide the share ownership stability to protect the opportunity for shareholders to tender to the existing Inco Limited takeover offer or any other bid for the Company. The Board continues to be of the view that a creeping takeover would be detrimental to the best interests of the shareholders and not in the best interest of the Company.

The rights plan will not prevent an offer made to all shareholders for all of their shares.

During recent shareholder visits in North America and in Europe, many of the Company's shareholders have voiced both the need to permit any offer for all shares and their concerns with the possibility of a creeping takeover. The plan gives the Board of Directors an effective tool in responding to an attempt to acquire control through a progressive increase in ownership without an offer to all shareholders.

The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Corporation's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable.

Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares. If at the expiry of the bid at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares.

The issuance of the shares upon exercise of the rights is subject to receipt of certain regulatory approvals. The rights plan must be confirmed by shareholders within six months.

Advisory Support

The Company has retained the services of CIBC World Markets as financial advisors and McCarthy Tétrault LLP as legal advisors.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information please contact:

Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com

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Exhibit 99.7
FALCONBRIDGE ENACTS SHAREHOLDER RIGHTS PLAN TO PREVENT CREEPING TAKEOVER